14005923

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-35695

LINNCO
NASDAQ LNCO

LinnCo, LLC

(Exact name of registrant as specified in its charter)

Delaware	**45-5166623**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
600 Travis, Suite 5100 **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(281) 840-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares Representing Limited Liability Company Interests	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

SEC Mail Processing Section
MAR 14 2014
Washington, DC
193

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check-mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1.3 billion on June 30, 2013, based on $37.27 per share, the last reported sales price of the shares on the NASDAQ Global Select Market on such date.

As of February 28, 2014, there were 128,503,236 common shares outstanding.

Documents Incorporated By Reference:

Annual Report on Form 10-K of Linn Energy, LLC for the year ended December 31, 2013.

Certain information called for in Items 10, 11, 12, 13 and 14 of Part III are incorporated by reference from the registrant's definitive proxy statement for the annual meeting of shareholders expected to be held on April 22, 2014.

TABLE OF CONTENTS

Part I

Item 1. Business

This Annual Report on Form 10-K contains forward-looking statements based on expectations, estimates and projections as of the date of this filing. These statements by their nature are subject to risks, uncertainties and assumptions and are influenced by various factors. As a consequence, actual results may differ materially from those expressed in the forward-looking statements.

References

In this report, unless the context requires otherwise, references to "we," "us," "our," the "Company," or "LinnCo" are intended to refer to LinnCo, LLC. The reference to a "Note" herein refers to the accompanying Notes to Financial Statements contained in Item 8. "Financial Statements and Supplementary Data." References to "shares" in this report refer to the Company's common shares representing limited liability company interests.

Overview

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the Delaware Limited Liability Company Act. LinnCo's initial sole purpose was to own units representing limited liability company interests ("units") in its affiliate, Linn Energy, LLC ("LINN Energy"). In connection with the acquisition of Berry Petroleum Company ("Berry") (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2013, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy. LINN Energy is an independent oil and natural gas company that trades on the NASDAQ Global Select Market under the symbol "LINE."

LinnCo's success is dependent upon the operation and management of LINN Energy and its resulting performance. Therefore, LINN Energy's Annual Report on Form 10-K for the year ended December 31, 2013, has been included in this filing as Exhibit 99.1 and incorporated herein by reference. At December 31, 2013, the Company owned approximately 39% of LINN Energy's outstanding units. At December 31, 2013, LINN Energy owned 100% of the Company's sole voting share and all of the Company's common shares were held by the public.

The Company has elected to be treated as a corporation for United States ("U.S.") federal income tax purposes. Because it is treated as a corporation for U.S. federal income tax purposes, an owner of LinnCo shares will not report on its U.S. federal income tax return any of the Company's items of income, gain, loss and deduction relating to an investment in it.

Within five (5) business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income tax liability ("tax reserve"), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at Company management's discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management's discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the Company's board of directors.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo's behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of shares in LinnCo or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo's activities. Because all general and administrative expenses and certain offering costs requiring cash payments are actually paid by LINN Energy on LinnCo's behalf, no cash is disbursed by LinnCo.

Item 1. Business - Continued

Recent Developments

On December 16, 2013, the Company completed the previously-announced transactions contemplated by the merger agreement between the Company, LINN Energy and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between the Company and LINN Energy, under which the Company transferred Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry's shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares valued at approximately $2.7 billion. Under the contribution agreement, LinnCo transferred Berry to LINN Energy after which Berry became an indirect wholly owned subsidiary of LINN Energy. As consideration for the transfer of Berry to LINN Energy, the Company acquired 93,756,674 newly issued LINN Energy units, valued at approximately $2.8 billion and equal to the number of LinnCo shares issued as consideration for Berry.

Employees

LinnCo has no employees. The Company has entered into an agreement with LINN Energy to provide the Company with the necessary services and support personnel. For more information, see Note 1 and LINN Energy's Annual Report on Form 10-K for the year ended December 31, 2013, included in this filing as Exhibit 99.1 and incorporated herein by reference.

Principal Executive Offices

The Company is a Delaware limited liability company with headquarters in Houston, Texas. The principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002. The main telephone number is (281) 840-4000.

Company Website

The Company's internet website is www.linnco.com. The Company makes available free of charge on or through its website Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission ("SEC"). Information on the Company's website should not be considered a part of, or incorporated by reference into, this Annual Report on Form 10-K.

The SEC maintains an internet website that contains these reports at www.sec.gov. Any materials that the Company files with the SEC may be read or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Because substantially all of LinnCo's assets will consist of its interest in LINN Energy's units, these risks and uncertainties primarily relate to LINN Energy's business which include the following:

- business strategy;
- acquisition strategy;
- financial strategy;
- effects of the pending SEC inquiry and other legal proceedings;
- ability to maintain or grow distributions;
- drilling locations;
- oil, natural gas and natural gas liquids ("NGL") reserves;
- realized oil, natural gas and NGL prices;
- production volumes;
- capital expenditures;
- economic and competitive advantages;
- credit and capital market conditions;
- regulatory changes;
- lease operating expenses, general and administrative expenses and development costs;
- future operating results, including results of acquired properties;

Item 1. Business - Continued

- plans, objectives, expectations and intentions; and
- taxes.

All of these types of statements, other than statements of historical fact included in this Annual Report on Form 10-K, are forward-looking statements. These forward-looking statements may be found in Item 1. "Business;" Item 1A. "Risk Factors;" Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other items within this Annual Report on Form 10-K. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," the negative of such terms or other comparable terminology.

The forward-looking statements contained in this Annual Report on Form 10-K are largely based on LINN Energy and Company expectations, which reflect estimates and assumptions made by LINN Energy and Company management. These estimates and assumptions reflect management's best judgment based on currently known market conditions and other factors. Although the Company believes such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties beyond its control. In addition, management's assumptions may prove to be inaccurate. The Company cautions that the forward-looking statements contained in this Annual Report on Form 10-K are not guarantees of future performance, and it cannot assure any reader that such statements will be realized or the forward-looking statements or events will occur. Actual results may differ materially from those anticipated or implied in forward-looking statements in this Annual Report on Form 10-K. The forward-looking statements speak only as of the date made and, other than as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 1A. Risk Factors

Our business has many risks. Factors that could materially adversely affect our business, financial position, operating results or liquidity and the trading price of our shares are described below. This information should be considered carefully, together with other information in this report and other reports and materials the Company and LINN Energy file with the SEC. Because our only significant assets are the units issued by LINN Energy, our success is dependent solely upon the operation and management of LINN Energy and its resulting performance. The risk factors that affect LINN Energy also affect LinnCo; see "Risk Factors" within LINN Energy's Annual Report on Form 10-K for the year ended December 31, 2013, included in this filing as Exhibit 99.1 and incorporated herein by reference.

Our cash flow consists exclusively of distributions from LINN Energy.

Our only significant assets are LINN Energy units representing limited liability company interests in LINN Energy that we own. Our cash flow will be therefore completely dependent upon the ability of LINN Energy to make distributions to its unitholders. The amount of cash that LINN Energy can distribute to its unitholders, including us, each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

- produced volumes of oil, natural gas and NGL;
- prices at which oil, natural gas and NGL production is sold;
- level of its operating costs;
- payment of interest, which depends on the amount of its indebtedness and the interest payable thereon; and
- level of its capital expenditures.

In addition, the actual amount of cash that LINN Energy will have available for distribution will depend on other factors, some of which are beyond its control, including:

- availability of borrowings on acceptable terms under its credit facility to pay distributions;
- the costs of acquisitions, if any;
- fluctuations in its working capital needs;
- timing and collectibility of receivables;
- restrictions on distributions contained in its credit facility and the indentures governing its senior notes;

Item 1A. Risk Factors - Continued

- prevailing economic conditions;
- access to credit or capital markets; and
- the amount of cash reserves established by its board of directors for the proper conduct of its business.

Because of these factors, LINN Energy may not have sufficient available cash each quarter to pay a distribution at the current level or at all. Furthermore, the amount of cash that LINN Energy has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by noncash items. As a result, LINN Energy may be able to make cash distributions during periods when it records net losses and may not be able to make cash distributions during periods when it records net income. Please see "Risk Factors" within LINN Energy's Annual Report on Form 10-K for the year ended December 31, 2013, included in this filing as Exhibit 99.1 and incorporated herein by reference, for a discussion of risks relating to LINN Energy's business, including factors that could cause LINN Energy to have insufficient cash to make distributions to its unitholders.

LINN Energy may not have sufficient net cash provided by operating activities to pay its distribution at the current distribution level, or at all, and as a result, future dividends to our shareholders may be reduced or eliminated.

LINN Energy's net cash provided by operating activities is frequently less than cash distributions to its unitholders. While LINN Energy's board of directors makes discretionary adjustments to net cash provided by operating activities when declaring a distribution for the current period, if LINN Energy generates insufficient net cash provided by operating activities for a sustained period of time, LINN Energy's board of directors may determine to reduce or eliminate its distribution to its unitholders. Any such reduction in distributions may cause us to reduce or eliminate our dividends, and the trading price of our shares may decline. Factors that may cause LINN Energy to generate net cash provided by operating activities that is insufficient to pay its current distribution to its unitholders include, among other things, the following:

- *Unhedged oil production:* Although LINN Energy's expected oil production for 2014 is approximately 100% hedged at approximately $92 per Bbl, expected oil production for 2015 and beyond is significantly less hedged. If LINN Energy is unable to hedge expected oil production for 2015 and beyond to the same degree and at comparable prices, it will be subject to potential commodity price volatility and lower than expected net cash provided by operating activities. As a result, LINN Energy's board of directors may determine to reduce or eliminate future distributions to its unitholders.

- *Production from existing assets*: LINN Energy's revenues are dependent on how much oil, natural gas and NGL it produces. If its existing assets under-perform for a prolonged period of time with respect to expected production volumes, its revenues may be lower than expected, and net cash provided by operating activities could be insufficient to pay LINN Energy's current distribution to its unitholders.

- *NGL commodity prices*: LINN Energy has been and continues to be limited in its ability to effectively hedge its NGL production. As a result, currently, LINN Energy directly hedges only its oil and natural gas production. If the price levels for NGL decrease in the future, and in particular, if mid-2013 NGL price levels were to recur, its revenues and results of operations would be affected, and net cash provided by operating activities could be insufficient to pay LINN Energy's current distribution to its unitholders.

- *Access to and cost of capital:* Accretive acquisitions are an integral component of LINN Energy's business strategy. When revenues are expected to be lower as a result of under-performance of assets, weakening commodity prices on unhedged volumes or declining contract prices on hedged volumes, LINN Energy seeks to make accretive acquisitions of oil and natural gas properties to cover potential shortfalls in net cash provided by operating activities in order to maintain its distribution level. As a result of the pending SEC inquiry, LINN Energy may be limited in its ability to access the capital markets at an acceptable cost or at all; thus, its ability to make accretive acquisitions may be limited.

As a result of these and other factors, the amount of cash LINN Energy may distribute to its unitholders in the future may be significantly less than the current distribution level or the distribution may be suspended or eliminated. Further, if LINN Energy reduces its distributions to its unitholders, our board of directors will be required by our limited liability company agreement to reduce the cash dividend to our shareholders to be equal to 100% of such distribution, net of reserves for income taxes payable by us as determined by our board of directors.

Item 1A. Risk Factors - Continued

If LINN Energy is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, its net cash provided by operating activities could be reduced, which could adversely affect its ability to pay a distribution at the current level or at all.

In determining the amount of cash that LINN Energy distributes to unitholders, LINN Energy's board of directors establishes at the end of each year the estimated amounts (which it refers to as discretionary reductions for a portion of oil and natural gas development costs) that it believes will be necessary during the following year to fully offset declines in production and proved developed producing reserves through drilling and development activities. In determining this portion of oil and natural gas development costs (which includes estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status but does not include the historical cost of acquired properties as those amounts have already been spent in prior periods and were financed primarily with external sources of funding), LINN Energy management evaluates historical results of LINN Energy's drilling and development activities based on periodically revised and updated information from past years to assess the costs, adequacy and effectiveness of such activities and future assumptions regarding cost trends, production and decline rates and reserve recoveries. However, LINN Energy's management does not conduct an analysis to evaluate historical amounts of capital actually spent on such drilling and development activities. LINN Energy's ability to pursue projects with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities is limited to its inventory of development opportunities on its existing acreage position. LINN Energy management's estimate of this discretionary portion of its oil and natural gas development costs does not include the historical acquisition cost of projects pursued during the year or the acquisition of new oil and natural gas reserves. Moreover, LINN Energy's assumptions regarding costs, production and decline rates and reserve recoveries may prove incorrect. If LINN Energy is unable to fully offset declines in production and proved developed producing reserves from this discretionary portion of its oil and natural gas development costs, its net cash provided by operating activities could be reduced, which could adversely affect its ability to pay a distribution at the current level or at all. Furthermore, LINN Energy's existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN Energy were to limit its total capital expenditures to this discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would decrease over time, resulting in an inability to sustain production at current levels, which could adversely affect its ability to pay a distribution at the current level or at all, and consequently our ability to pay a dividend at the current level or at all.

We will incur corporate income tax liabilities on income allocated to us by LINN Energy with respect to LINN Energy units we own, which may be substantial.

We are classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN Energy does business, for state income tax purposes. Under current law, we will be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on the net income allocated to us by LINN Energy with respect to the LINN Energy units we own. The amount of cash available for distribution to you will be reduced by the amount of any such income taxes payable by us for which we establish reserves.

The amount of income taxes payable by us depends on a number of factors including LINN Energy's earnings from its operations, the amount of those earnings allocated to us and the amount of the distributions paid to us by LINN Energy. Our income tax liabilities could be substantial if any of the following occurs:

- LINN Energy significantly decreases its drilling activity;
- an issuance of significant additional units by LINN Energy without a corresponding increase in the aggregate tax deductions generated by LINN Energy;
- tax carryforwards available become subject to further limitations on their annual usage;
- proposed legislation is enacted that eliminates the current deduction of intangible drilling costs and other tax incentives to the oil and natural gas industry; or
- there is a significant increase in oil and natural gas prices.

We entered into a contribution agreement with LINN Energy with respect to the issuance of LINN Energy units to us in connection with the transfer by us of Berry Petroleum Company to LINN Energy. Under the contribution agreement, at the end of each calendar year 2014 and 2015, we and LINN Energy will work in good faith to evaluate whether, in addition to any distribution to which we are entitled with respect to LINN Energy units we own, LINN Energy will make one or more special distributions to us solely out of funds available to make "operating cash flow distributions" (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate us for the actual increase in tax liability to us, if any,

Item 1A. Risk Factors - Continued

resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the "remedial allocation method" pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the transfer. The transaction is not currently expected to give rise to any additional tax liability for us for the next two years over and above our current estimates.

The total tax liabilities generated from the remedial allocation will be recognized over the remaining life of the underlying assets, which could extend beyond 50 years. The total deferred income tax liabilities impact from the transactions is estimated to be approximately $859 million (included in the total approximate $757 million of net deferred income tax liabilities shown on the balance sheet). These tax liabilities will be partially deferred when considering the tax shield that we receive with respect to the LINN Energy units we currently own. If we were to sell or otherwise liquidate the LINN Energy units acquired, the deferred tax liabilities of approximately $859 million would be payable.

If the assumptions we used to estimate income taxes are incorrect, our income tax liabilities could be substantially higher than we project.

Events inconsistent with our assumptions could cause our income tax liabilities to be substantially higher than estimated and could therefore cause our quarterly dividends to be substantially lower than the quarterly distributions on LINN Energy units. For example, distributions that we receive with respect to our LINN Energy units that exceed the net income allocated to us by LINN Energy with respect to those units decrease our tax basis in those units. When our tax basis in our LINN Energy units is reduced to zero and any loss or other carryovers are fully utilized, the distributions we receive from LINN Energy in excess of net income allocated to us by LINN Energy will effectively be fully taxable to us, without any deductions.

Changes to current U.S. federal tax laws may affect our ability to take certain tax deductions.

Substantive changes to the existing U.S. federal income tax laws have been proposed that, if adopted, would affect, among other things, our ability to take certain deductions related to LINN Energy's operations, including deductions for intangible drilling costs and deductions for costs associated with U.S. production activities. We are unable to predict whether any changes, or other proposals to such laws, ultimately will be enacted. Any such changes could negatively impact the value of an investment in our shares.

Our shareholders are only able to indirectly vote on matters on which LINN Energy unitholders are entitled to vote, and our shareholders are not entitled to vote to elect our directors.

Our shareholders will only be able to indirectly vote on matters on which LINN Energy unitholders are entitled to vote, and our shareholders are not entitled to vote to elect our directors. Therefore, you will only be able to indirectly influence the management and board of directors of LINN Energy, and you will not be able to directly influence or change our management or board of directors. If our shareholders are dissatisfied with the performance of our directors, they have no ability to remove the directors and have no right on an annual or ongoing basis to elect our board of directors. Rather, our board of directors is appointed by the holder of our sole voting share, which is LINN Energy. Our limited liability company agreement also contains provisions limiting the ability of holders of our shares to call meetings or to obtain information about our operations, as well as other provisions limiting the ability of holders of our shares to influence the manner or direction of management.

LINN Energy may issue additional units without your approval or other classes of units, and we may issue additional shares, which would dilute our direct and your indirect ownership interest in LINN Energy and your ownership interest in us.

LINN Energy's limited liability company agreement does not limit the number of additional limited liability company interests, including interests that rank senior to the LINN Energy units, that it may issue at any time without the approval of its unitholders. The issuance by LINN Energy of additional units or other equity securities of equal or senior rank will have the following effects:

- our proportionate ownership interest in LINN Energy will decrease;
- the amount of cash available for distribution on each LINN Energy unit may decrease, resulting in a decrease in the amount of cash available to pay dividends to you;
- the relative voting strength of each previously outstanding unit, including the LINN Energy units we hold and vote in accordance with the vote of our shareholders, will be diminished; and

Item 1A. Risk Factors - Continued

- the market price of the LINN Energy units may decline, resulting in a decline in the market price of our shares.

In addition, our limited liability company agreement does not limit the number of additional shares that we may issue at any time without your approval. The issuance by us of additional shares will have the following effects:

- your proportionate ownership interest in us will decrease;
- the relative voting strength of each previously outstanding share you own will be diminished; and
- the market price of our shares may decline.

Your shares are subject to limited call rights that could result in your having to involuntarily sell your shares at a time or price that may be undesirable. Shareholders who are not "Eligible Holders" will not be entitled to receive distributions on or allocations of income or loss on their shares and their shares will be subject to redemption.

If LINN Energy or any of its affiliates owns 80% or more of our outstanding shares, LINN Energy has the right, which it may assign to any of its affiliates, to purchase all of our remaining outstanding shares, at a purchase price not less than the greater of the then-current market price of our shares and the highest price paid for our shares by LINN Energy or one of its affiliates during the prior 90 days. If LINN Energy exercises any of its rights to purchase our shares, you may be required to sell your shares at a time or price that may be undesirable, and you could receive less than you paid for your shares. Any sale of our shares, to LINN Energy or otherwise, for cash will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner's tax basis in the shares sold.

In addition, if at any time a person owns more than 90% of the outstanding LINN Energy units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN Energy units at a price equal to the higher of the current market price (as defined in LINN Energy's limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN Energy units purchased during the 90-day period preceding the date notice was mailed to the LINN Energy unitholders informing them of such election. In this case, we will be required to tender all of our outstanding LINN Energy units and distribute the cash we receive, net of income taxes payable by us, to our shareholders. Following such distribution, we will dissolve and wind up our affairs. Thus, upon the election of a holder of 90% of the outstanding LINN Energy units, you may receive a distribution that is effectively less than the price at which you would prefer to sell your shares.

In order to comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our shares. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the U.S.; (2) a corporation organized under the laws of the U.S. or of any state thereof; or (3) an association of U.S. citizens, such as a partnership or limited liability company, organized under the laws of the U.S. or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the U.S. or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the U.S. or of any state thereof and only for so long as the alien is not from a country that the U.S. federal government regards as denying similar privileges to citizens or corporations of the U.S. Shareholders who are not persons or entities who meet the requirements to be an Eligible Holder will not be entitled to receive distributions in kind on their shares in a liquidation and they run the risk of having their shares redeemed by us at the then-current market price.

The terms of our shares may be changed in ways you may not like, because our board of directors has the power to change the terms of our shares in ways our board determines are not materially adverse to you.

As an owner of our shares, you may not like the changes made to the terms of our shares, if any, and you may disagree with our board of directors' decision that the changes are not materially adverse to you as a shareholder. Your recourse if you disagree is limited because our limited liability company agreement gives broad latitude and discretion to our board of directors and limits the fiduciary duties that our officers and directors otherwise would owe to you.

Item 1A. Risk Factors - Continued

Our limited liability company agreement limits the fiduciary duties owed by our officers and directors to our shareholders, and LINN Energy's limited liability company agreement limits the fiduciary duties owed by LINN Energy's officers and directors to its unitholders, including us.

Our limited liability company agreement has modified, waived and limited the fiduciary duties of our directors and officers that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring our directors and officers to act in good faith. For purposes of our limited liability company agreement, a person shall be deemed to have acted in good faith if the person subjectively believes that the action or omission of action is in, or not opposed to, the best interests of LinnCo. In addition, any action or omission shall be deemed to be in, or not opposed to, the best interests of LinnCo and our shareholders if the person making the determination subjectively believes that such action or omission of action is in, or not opposed to, the best interest of LINN Energy and all its unitholders, taken together, and such person may take into account the totality of the relationship between LINN Energy and us. In addition, when acting in any capacity other than as one of our directors or officers, including when acting in their individual capacities or as officers or directors of LINN Energy or any affiliate of LINN Energy, our directors and officers will not be required to act in good faith and will have no obligation to take into account our interests or the interests of our shareholders.

The above modifications of fiduciary duties are expressly permitted by Delaware law. Thus, we and our shareholders will only have recourse and be able to seek remedies against our board of directors if they breach their obligations pursuant to our limited liability company agreement. Furthermore, even if there has been a breach of the obligations set forth in our limited liability company agreement, that agreement provides that our directors and officers will not be liable to us or our shareholders, except for acts or omissions not in good faith.

These provisions restrict the remedies available to our shareholders for actions that without those limitations might constitute breaches of duty, including fiduciary duties. In addition, LINN Energy's limited liability company agreement also limits the fiduciary duties owed by LINN Energy's officers and directors to its unitholders, including us.

Our limited liability company agreement prohibits a shareholder who acquires 15% or more of our shares or voting power with respect to 15% or more of the outstanding LINN Energy units without the approval of our or LINN Energy's board of directors from engaging in a business combination with us or with LINN Energy for three years. This provision could discourage a change of control of us or of LINN Energy that our shareholders may favor, which could negatively affect the price of our shares.

Our limited liability company agreement effectively adopts Section 203 of the Delaware General Corporation Laws, or the DGCL. Section 203 of the DGCL as it applies to us prevents an interested shareholder, defined as a person who owns 15% or more of our outstanding shares or voting power with respect to 15% or more of the outstanding LINN Energy units, from engaging in business combinations with us or with LINN Energy for three years following the time such person becomes an interested shareholder. Section 203 broadly defines "business combination" to encompass a wide variety of transactions with or caused by an interested shareholder, including mergers, asset sales and other transactions in which the interested shareholder receives a benefit on other than a pro rata basis with other shareholders. This provision of our limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our shares or LINN Energy's units.

Our shares may trade at a substantial discount to the trading price of LINN Energy units.

We cannot predict whether our shares will trade at a discount or premium to the trading price of LINN Energy units. If we incur substantial corporate income tax liabilities on income allocated to us by LINN Energy with respect to LINN Energy units we own, the quarterly dividends of cash you receive per share will be substantially less than the quarterly per unit distribution of cash that we receive from LINN Energy. In addition, in the event of a merger, tender offer, going private transaction or sale of all or substantially all of our assets ("Terminal Transaction") the net proceeds you receive from us per share may, as a result of our corporate income tax liabilities on the transaction and other factors, be substantially lower than the net proceeds per unit received by a direct LINN Energy unitholder. As a result of these considerations, our shares may trade at a substantial discount to the trading price of LINN Energy units.

We are a "controlled company" within the meaning of the NASDAQ rules and rely on exemptions from various corporate governance requirements.

Our shares are listed on the NASDAQ Global Select Market. A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a "controlled company" within the meaning

Item 1A. Risk Factors - Continued

of the NASDAQ rules. A "controlled company" may elect not to comply with various corporate governance requirements of NASDAQ, including the requirement that a majority of its board of directors consist of independent directors, the requirement that its nominating and governance committee consist of all independent directors and the requirement that its compensation committee consist of all independent directors.

We are a "controlled company" because LINN Energy holds our sole voting share and has the sole power to elect our board of directors. Because we rely on certain of the "controlled company" exemptions and do not have a compensation committee or a nominating and corporate governance committee, you do not have the same corporate governance advantages afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

LINN Energy may experience difficulties in integrating the Berry business, which could cause the combined company to fail to realize many of the anticipated potential benefits of the Berry acquisition.

LINN Energy entered into the merger agreement and contribution agreement because it believes that the transaction is beneficial to us and our shareholders and LINN Energy and its unitholders. Achieving the anticipated benefits of the transaction will depend in part upon whether LINN Energy is able to integrate the business of Berry in an efficient and effective manner. LINN Energy may not be able to accomplish this integration process smoothly or successfully. The difficulties of integrating Berry's business with that of LINN Energy potentially will include, among other things, the necessity of coordinating geographically separated organizations and addressing possible differences incorporating cultures and management philosophies, and the integration of certain operations, which will require the dedication of significant management resources and which may temporarily distract management's attention from the day-to-day business of the combined company.

An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the transition process, could have an adverse effect upon the revenues, level of expenses and operating results of LINN Energy, which may affect the value of LINN Energy units and thus our common shares.

LINN Energy has incurred, and expects to continue to incur substantial expenses related to the Berry acquisition.

LINN Energy has incurred, and expects to continue to incur substantial expenses in connection with integrating the business, operations, networks, systems, technologies, policies and procedures of Berry with their own. There are a large number of systems that must be integrated, including billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance. Although LINN Energy has assumed that a certain level of transaction and integration expenses would be incurred, and has incurred substantial transaction and integration expenses already, there are a number of factors beyond its control that could affect the total amount or the timing of integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the Berry acquisition could, particularly in the near term, exceed the savings that LINN Energy expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of Berry. During the year ended December 31, 2013, LINN Energy incurred approximately $48 million in expenses related to the Berry acquisition.

LINN Energy may be unable to retain key employees.

Our success and the success of LINN Energy after the Berry acquisition will depend in part upon LINN Energy's ability to retain key Berry and LINN Energy employees. Key employees may depart after the Berry acquisition because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the Berry acquisition. Accordingly, no assurance can be given that LINN Energy will be able to retain key Berry or LINN Energy employees to the same extent as in the past.

Tax Risks to Shareholders

Upon a Terminal Transaction, we may be entitled to a smaller distribution per LINN Energy unit we own than other LINN Energy unitholders, and we may incur substantial corporate income tax liabilities in the transaction or upon the distribution of the proceeds from the transaction to you, in which case the net proceeds you receive from us per share may be substantially lower than the net proceeds per unit received by a direct LINN Energy unitholder.

Upon a liquidation of LINN Energy, LINN Energy unitholders will receive distributions in accordance with the positive balances in their respective capital accounts in their units. As a result of the underwriting discount and offering expenses

Item 1A. Risk Factors - Continued

incurred in connection with the IPO, we acquired LINN Energy units at a price lower than the market price of LINN Energy units at the time of the IPO. Therefore, our capital account in the LINN Energy units that we own is lower than the capital accounts of other LINN Energy unitholders. Therefore, we would be entitled upon a dissolution of LINN Energy to a smaller distribution per LINN Energy unit we own than other LINN Energy unitholders, unless adjustments are made to our capital accounts in the LINN Energy units that we own.

Each time LINN Energy issues or redeems units, it is required to adjust the capital accounts in all outstanding LINN Energy units upward to the extent of the "unrealized gains" in LINN Energy's assets or downward to the extent of the "unrealized losses" in LINN Energy's assets immediately prior to such issuance or redemption. In general, the difference between the fair market value of each such asset and its adjusted tax basis equals the unrealized gain (if the fair market value exceeds the adjusted tax basis) or the unrealized loss (if the adjusted tax basis exceeds the fair market value). Unrealized gains and unrealized losses generally are allocated among the LINN Energy unitholders in the same manner as other items of LINN Energy income, gain, deduction or loss.

The board of directors of LINN Energy, however, is authorized to make disproportionate allocations of income and deductions, including allocations of unrealized gains and unrealized losses, to the extent necessary to cause the capital accounts of all LINN Energy units to be the same. We anticipate that there will be sufficient unrealized gains or unrealized losses in connection with future issuances or redemptions of LINN Energy units in order for LINN Energy to allocate to us sufficient unrealized gains, or to allocate sufficient unrealized losses to other holders of LINN Energy units, to cause the capital accounts in the LINN Energy units that we own to be the same as the capital accounts of all other LINN Energy units and result in our being entitled upon the dissolution of LINN Energy to the same distribution per LINN Energy unit we own as other LINN Energy unitholders. However, there can be no assurance that such adjustments will occur or that any adjustments that do occur will be sufficient to eliminate the difference between our capital account in the LINN Energy units that we own and the capital accounts of other LINN Energy unitholders in their LINN Energy units.

We are classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN Energy does business, for state income tax purposes. Upon a Terminal Transaction, we will be required to liquidate and distribute the net after-tax proceeds of the transaction to you. We may incur substantial corporate income tax liabilities upon such a transaction or upon our distribution to you of the proceeds of the transaction. The tax liability we incur will depend in part upon the amount by which the value of the LINN Energy units we own exceeds our tax basis in the units. We expect our tax basis in our LINN Energy units to decrease over time as we receive distributions that exceed the net income allocated to us by LINN Energy with respect to those units. As a result, we may incur substantial income tax liabilities upon such a transaction even if LINN Energy units decrease in value after we purchase them. The amount of cash or other property available for distribution to you upon our liquidation will be reduced by the amount of any such income taxes paid by us.

As a result of these factors, upon a Terminal Transaction, the net proceeds you receive from us per share may be substantially lower than the net proceeds per unit received by a direct LINN Energy unitholder.

Your tax gain on the disposition of our shares could be more than expected, or your tax loss on the disposition of our shares could be less than expected.

If you sell your shares, or you receive a liquidating distribution from us, you will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in those shares. Because distributions in excess of your allocable share of our earnings and profits decrease your tax basis in your shares, the amount, if any, of such prior excess distributions with respect to the shares you sell or dispose of will, in effect, become taxable gain to you if you sell such shares at a price greater than your tax basis in those shares, even if the price you receive is less than your original cost.

If you are a U.S. holder of our shares, the IRS Forms 1099-DIV that you receive from your broker may over-report your dividend income with respect to our shares for U.S. federal income tax purposes, and failure to over-report your dividend income in a manner consistent with the IRS Forms 1099-DIV that you receive from your broker may cause the IRS to assert audit adjustments to your U.S. federal income tax return. If you are a non-U.S. holder of our shares, your broker or other withholding agent may overwithhold taxes from dividends paid to you, in which case you would have to file a U.S. tax return if you wanted to claim a refund of the overwithheld tax.

Dividends we pay with respect to our shares will constitute "dividends" for U.S. federal income tax purposes only to the extent of our current and accumulated earnings and profits. Dividends we pay in excess of our earnings and profits will not be treated as "dividends" for U.S. federal income tax purposes; instead, they will be treated first as a tax-free return of capital

Item 1A. Risk Factors - Continued

to the extent of your tax basis in your shares and then as capital gain realized on the sale or exchange of such shares. We may be unable to timely determine the portion of our distributions that is a "dividend" for U.S. federal income tax purposes.

If you are a U.S. holder of our shares, we may be unable to persuade brokers to prepare the IRS Forms 1099-DIV that they send to you in a manner that is consistent with our determination of the amount that constitutes a "dividend" to you for U.S. federal income tax purposes or you may receive a corrected IRS Form 1099-DIV (and you may therefore need to file an amended federal, state or local income tax return). We will attempt to timely notify you of available information to assist you with your income tax reporting (such as posting the correct information on our web site). However, the information that we provide to you may be inconsistent with the amounts reported to you by your broker on IRS Form 1099-DIV, and the IRS may disagree with any such information and may make audit adjustments to your tax return.

If you are a non-U.S. holder of our shares, "dividends" for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with your conduct of U.S. trade or business. Because we may be unable to timely determine the portion of our distributions that is a "dividend" for U.S. federal income tax purposes or we may be unable to persuade your broker or withholding agent to withhold taxes from distributions in a manner consistent with our determination of the amount that constitutes a "dividend" for such purposes, your broker or other withholding agent may overwithhold taxes from distributions paid to you. In such a case, you would have to file a U.S. tax return to claim a refund of the overwithheld tax.

If LINN Energy were subject to a material amount of entity-level income taxes or similar taxes, whether as a result of being treated as a corporation for U.S. federal income tax purposes or otherwise, the value of LINN Energy units would be substantially reduced and, as a result, the value of our shares would be substantially reduced.

The anticipated benefit of an investment in LINN Energy units depends largely on the assumption that LINN Energy will not be subject to a material amount of entity-level income taxes or similar taxes, and the anticipated benefit of an investment in our shares depends largely upon the value of LINN Energy units.

LINN Energy may be subject to material entity-level U.S. federal income tax and state income taxes if it is treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes. Because LINN Energy's units are publicly traded, Section 7704 of the Internal Revenue Code requires that LINN Energy derive at least 90% of its gross income each year from the marketing of oil and natural gas, or from certain other specified activities, in order to be treated as a partnership for U.S. federal income tax purposes. We believe that LINN Energy has satisfied this requirement and will continue to do so in the future, so we believe LINN Energy is and will be treated as a partnership for U.S. federal income tax purposes. However, we have not obtained a ruling from the U.S. Internal Revenue Service regarding LINN Energy's treatment as a partnership for U.S. federal income tax purposes. Moreover, current law or the business of LINN Energy may change so as to cause LINN Energy to be treated as a corporation for U.S. federal income tax purposes or otherwise subject LINN Energy to material entity-level U.S. federal income taxes, state income taxes or similar taxes. For example, one recent legislative proposal would eliminate the qualifying income exception upon which LINN Energy relies for its treatment as a partnership for U.S. federal income tax purposes. Any modification to current law or interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the requirements for partnership status, affect or cause LINN Energy to change its business activities, change the character or treatment of portions of LINN Energy's income and adversely affect our investment in LINN Energy units.

If LINN Energy were treated as a corporation for U.S. federal income tax purposes, it would be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on its taxable income. Distributions from LINN Energy would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to LINN Energy unitholders. Any income taxes or similar taxes imposed on LINN Energy as an entity, whether as a result of LINN Energy's treatment as a corporation for U.S. federal income tax purposes or otherwise, would reduce LINN Energy's cash available for distribution to its unitholders. Any material reduction in the anticipated cash flow and after-tax return to LINN Energy unitholders would reduce the value of the LINN Energy units we own and the value of our shares. In addition, if LINN Energy were treated as a corporation for U.S. federal income tax purposes, that would constitute a Terminal Transaction.

Also, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, LINN Energy is required to pay Texas franchise tax on its total revenue apportioned to Texas at a

Item 1A. Risk Factors - Continued

maximum effective rate of 0.7%. Imposition of a tax on LINN Energy by any other state would reduce the amount of cash available for distribution to us.

Risks Relating to the SEC Inquiry and Shareholder Litigation

We and LINN Energy will incur significant costs associated with the pending SEC inquiry and other legal proceedings, and the ultimate outcome of these matters is uncertain.

We, LINN Energy and our and LINN Energy's current and former directors and officers are the subjects of a number of purported class action lawsuits and derivative lawsuits, and there is an ongoing private SEC inquiry regarding us and LINN Energy. We cannot predict the duration, outcome or impact of these pending matters, but the lawsuits could result in judgments against us and LINN Energy and directors and officers named as defendants. Furthermore, we are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction or enforcement action the SEC could seek to impose, which could include fines, penalties, damages, sanctions, administrative remedies and modifications to our and LINN Energy's disclosure, accounting and business practices, including a prohibition on specific conduct or a potential restatement of our or LINN Energy's financial statements, any of which could be material. Our and LINN Energy's legal expenses incurred in defending the lawsuits and responding to the SEC inquiry have been significant and we and LINN Energy expect them to continue to be significant in the future. In addition, members of our and LINN Energy's senior management have been required to divert significant attention and resources to these matters, reducing the time, attention and resources they have available to devote to managing our and LINN Energy's respective businesses. These additional expenses and diversion of attention and resources, along with any reputational issues raised by these lawsuits and inquiry, may materially affect our and LINN Energy's businesses and results of operations and consequently LINN Energy's cash flow. Further, if LINN Energy reduces its distributions to its unitholders, our board of directors will be required by LinnCo's limited liability company agreement to reduce the cash dividend to our shareholders to be equal to 100% of such distribution, net of reserves for income taxes payable by us as determined by our board of directors.

Our and LINN Energy's abilities to grow and LINN Energy's ability to increase cash flow are limited by reduced access to capital markets.

LINN Energy's business model depends on access to capital markets at an acceptable cost to fund acquisitions and its capital expenditures. Due to uncertainty regarding the timing, duration and subject matter of the SEC's inquiry and negative press related to such inquiry, we and LINN Energy are limited in our abilities to access the capital markets. If this situation persists, LINN Energy may not be able to access the capital markets on acceptable terms, or at all, to make acquisitions or fund its capital expenditures necessary to sustain or increase current production, which may reduce its ability to generate higher revenues and consequently its ability to increase cash flow and sustain or increase distributions. Further, if LINN Energy is unable to increase its distributions to its unitholders, our board of directors will be unable to independently increase the cash dividend to our shareholders because it is required to pay dividends equal to 100% of distributions from LINN Energy, net of reserves for income taxes payable by us as determined by our board of directors.

If any of these risks materialize, they may have an adverse effect on our and LINN Energy's financial position, results of operations and net cash provided by operating activities.

The SEC inquiry, shareholder litigation and other factors may make the market price of our shares and LINN Energy units highly volatile.

The market price of our common shares and LINN Energy units could fluctuate substantially in the future due to the factors discussed in this "Risk Factors" section and in "Risk Factors" within LINN Energy's Annual Report on Form 10-K, including the risks relating to the SEC inquiry and shareholder litigation, and other factors including rumors or dissemination of false information; changes in coverage or earnings estimates by analysts; our or LINN Energy's ability to meet analysts' or market expectations; and sales of our common shares or LINN Energy units by existing shareholders or unitholders, respectively. For example, after the announcement of the SEC inquiry, the price of our common shares and LINN Energy units dropped significantly. Currently a number of purported class action lawsuits have been filed against us and LINN Energy as well as derivative demands on behalf of certain purchasers of our common shares and LINN Energy units. Litigation of this kind could result in additional substantial litigation costs, a damages award against us and LINN Energy, further diversion of management's attention and additional volatility in the market price of our common shares or LINN Energy units.

Item 1A. Risk Factors - Continued

Negative press from the SEC inquiry and shareholder litigation or otherwise could have a material adverse effect on LINN Energy's business, financial condition and results of operations.

The negative press resulting from the SEC inquiry and shareholder litigation matters has harmed LINN Energy's reputation and could otherwise result in a loss of future business with LINN Energy's counterparties and business partners. It could also adversely affect the public's perception of LINN Energy and lead to reluctance by new parties to do business with LINN Energy. If LINN Energy's business partners and customers curtail their relationships with LINN Energy, LINN Energy could experience higher costs of doing business due to less favorable terms and/or the need to find alternative partners. There can be no assurance that LINN Energy's business partners and customers will not attempt to end or curtail their relationships with LINN Energy, which could consequently affect our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

LinnCo has no properties. Its assets consist of a small amount of working capital and the LINN Energy units that it owns. See Item 1. "Business" for additional information.

Item 3. Legal Proceedings

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry ("HoldCo"), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo ("Bacchus Merger Sub"), LinnCo, LINN Energy and Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo ("LinnCo Merger Sub"). On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys' and experts' fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN Energy and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. In December 2013, the parties signed a Memorandum of Understanding to settle the case, and is in the process of seeking court approval of the settlement. The Company is unable to estimate a possible loss, or range of possible loss, if any, at this time.

On July 9, 2013, Anthony Booth, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the "Booth Action"). On July 18, 2013, the Catherine A. Fisher Trust, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against the same defendants (the "Fisher Action"). On July 17, 2013, Don Gentry, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo's initial public offering (the "Gentry Action") (the Booth Action, Fisher Action, and Gentry Action together, the "Texas Federal Actions"). The Texas Federal Actions each assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy's energy production. The Gentry Action asserts additional claims under Sections 1 and 15 of the Securities Act of 1933 based on alleged misstatements

Item 3. Legal Proceedings - Continued

relating to these issues in the prospectus and registration statement for LinnCo's initial public offering. On September 23, 2013, the Southern District of Texas entered an order transferring the Texas Federal Actions to the Southern District of New York so that they could be consolidated with the New York Federal Actions, which are described below.

On July 10, 2013, David Adrian Luciano, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo's initial public offering (the "Luciano Action"). The Luciano Action asserts claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to LINN Energy's hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy's energy production in the prospectus and registration statement for LinnCo's initial public offering. On July 12, 2013, Frank Donio, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the "Donio Action"). The Donio Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy's energy production. Several additional class action cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge (the Luciano Action, Donio Action, and all similar subsequently filed New York federal class actions together, the "New York Federal Actions"). The Texas Federal Actions and the New York Federal Actions have now been consolidated in the United States District Court for the Southern District of New York (the "Combined Actions"). In November 2013, LINN Energy filed a motion to dismiss the Combined Actions. The motion is currently pending before the Southern District of New York. There has not been any discovery conducted in the Combined Actions. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

On July 10, 2013, Judy Mesirov, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against Mark E. Ellis, Kolja Rockov, David B. Rottino, Arden L. Walker, Jr., Charlene A. Ripley, Michael C. Linn, Joseph P. McCoy, George A. Alcorn, Terrence S. Jacobs, David D. Dunlap, Jeffrey C. Swoveland, and Linda M. Stephens in the District Court of Harris County, Texas (the "Mesirov Action"). On July 12, 2013, John Peters, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the "Peters Action"). On August 26, 2013, Joseph Abdalla, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the "Abdalla Action") (the Mesirov Action, Peters Action, and Abdalla Actions together, the "Texas State Court Derivative Actions"). On August 19, 2013, the Charlote J. Lombardo Trust of 2004, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the United States District Court for the Southern District of Texas (the "Lombardo Action"). On September 30, 2013, the Thelma Feldman Rev. Trust, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the "Feldman Rev. Trust Action"). On October 21, 2013, the Parker Family Trust of 2012, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the "Parker Family Trust Action") (the Lombardo Action, Feldman Rev. Trust Action, and Parker Family Trust Action together, the "Texas Federal Court Derivative Actions") (the Texas State Court Derivative Action and Texas Federal Court Derivative Actions together, the "Texas Derivative Actions"). The Texas Derivative Actions assert derivative claims on behalf of LINN Energy against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control, and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

Additionally, legal proceedings that affect LINN Energy may also affect the Company. See "Legal Proceedings" within LINN Energy's Annual Report on Form 10-K for the year ended December 31, 2013, included in this filing as Exhibit 99.1 and incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares are listed on the NASDAQ Global Select Market ("NASDAQ") under the symbol "LNCO" and began trading on October 12, 2012, after pricing of its initial public offering ("IPO"). At the close of business on January 31, 2014, there were approximately 148 shareholders of record.

The following sets forth the range of high and low last reported sales prices per share, as reported by NASDAQ, for the period indicated. In addition, dividends declared during the period are presented.

Period	Share Price Range		Cash Dividends Declared Per Share
	High	Low	
2013:			
October 1 - December 31	$ 33.36	$ 28.01	$ 0.725 [1]
July 1 - September 30	$ 37.07	$ 25.18	$ 0.725 [1]
April 1 - June 30	$ 42.84	$ 34.84	$ 0.725
January 1 - March 31	$ 40.16	$ 36.66	$ 0.71 [2]
2012:			
October 12 - December 31	$ 39.48	$ 35.27	$ 0.71 [2]

(1) In April 2013, LINN Energy's and LinnCo's boards of directors approved a change in the distribution and dividend policy that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the boards of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly dividend was paid in July 2013.

(2) This amount is net of the tax reserve of $0.015 per common share.

Dividends

Within five (5) business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income tax liability ("tax reserve"), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at Company management's discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management's discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the Company's board of directors.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Continued

Shareholder Return Performance Presentation

The performance graph below compares the total shareholder return on the Company's shares, with the total return of the Standard & Poor's 500 Index (the "S&P 500 Index") and the Alerian MLP Index, a weighted composite of 50 prominent energy master limited partnerships. Total return includes the change in the market price, adjusted for reinvested dividends or distributions, for the period shown on the performance graph and assumes that $100 was invested in the Company on October 12, 2012, and LINN Energy, the S&P 500 Index and the Alerian MLP Index on the same date. The results shown in the graph below are not necessarily indicative of future performance.


$145
$130
$115
$100
$85
$70
10/12/2012
12/31/2012
12/31/2013
LinnCo
LINN Energy
Alerian MLP Index
S&P 500 Index

	October 12, 2012		December 31, 2012		December 31, 2013	
LinnCo	$	100	$	96	$	89
LINN Energy	$	100	$	88	$	85
Alerian MLP Index	$	100	$	96	$	122
S&P 500 Index	$	100	$	100	$	133

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Annual Report on Form 10-K or future filings with the Securities and Exchange Commission ("SEC"), in whole or in part, the preceding performance information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or incorporated by reference into any filing except to the extent this performance presentation is specifically incorporated by reference therein.

There are no securities authorized for issuance under equity compensation plans, no sales of unregistered equity securities during the periods covered by this report, and the Company did not repurchase any shares during 2013.

Item 6. Selected Financial Data

The selected financial data set forth below should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data."

	Year Ended December 31, 2013	April 30, 2012 (Inception) To December 31, 2012
	(in thousands, except per share amounts)	
Statement of operations data:		
Equity income (loss) from investment in Linn Energy, LLC	$ (244,189)	$ 34,411
General and administrative expenses	(42,089)	(1,230)
Loss on transfer of Berry	(718,249)	—
Income tax (expense) benefit	92,080	(12,528)
Net income (loss)	(912,447)	20,653
Net income (loss) per share, basic and diluted	(23.46)	1.92
Dividends declared per share	2.88	0.71
Weighted average shares outstanding	38,896	10,747
Cash flow data:		
Net cash provided by (used in):		
Operating activities	$ 100,870	$ 25,221
Investing activities	—	(1,212,627)
Financing activities	(100,348)	1,187,929
Balance sheet data:		
Total assets [1]	$ 3,665,519	$ 1,222,340

(1) The increase in 2013 primarily reflects the value of additional LINN Energy units acquired in exchange for the transfer of Berry to LINN Energy.

Selected financial data of LINN Energy is found in Part II, Item 6. "Selected Financial Data" of LINN Energy's Annual Report on Form 10-K, which is included in this filing as Exhibit 99.1 and incorporated herein by reference as the Company's results of operations, financial position and cash flows are dependent on the results of operations, financial position and the cash flows of LINN Energy.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements, which are included in this Annual Report on Form 10-K in Item 8. "Financial Statements and Supplementary Data." The following discussion contains forward-looking statements that reflect the Company's future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside the Company's control. The Company's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those factors discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Item 1A. "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

The reference to a "Note" herein refers to the accompanying Notes to Financial Statements contained in Item 8. "Financial Statements and Supplementary Data."

General

LinnCo, LLC ("LinnCo" or the "Company") is a Delaware limited liability company formed on April 30, 2012, under the Delaware Limited Liability Company Act, that has elected to be treated as a corporation for U.S. federal income tax purposes. Linn Energy, LLC ("LINN Energy"), an independent oil and natural gas company that trades on the NASDAQ Global Select Market under the symbol "LINE," owns LinnCo's sole voting share.

LinnCo's success is dependent upon the operation and management of LINN Energy and its resulting performance. Therefore, LINN Energy's Annual Report on Form 10-K for the year ended December 31, 2013, has been included in this filing as Exhibit 99.1 and incorporated herein by reference.

Business

At no time after LinnCo's formation and prior to the initial public offering ("IPO") did LinnCo have any operations or own any interest in LINN Energy. After the IPO, LinnCo's initial sole purpose was to own units representing limited liability company interests ("units") in its affiliate, LINN Energy. In connection with the acquisition of Berry Petroleum Company ("Berry") (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2013, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy.

Berry Acquisition

On December 16, 2013, the Company completed the previously-announced transactions contemplated by the merger agreement between the Company, LINN Energy and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between the Company and LINN Energy, under which the Company transferred Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry's shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares valued at approximately $2.7 billion. Under the contribution agreement, LinnCo transferred Berry to LINN Energy after which Berry became an indirect wholly owned subsidiary of LINN Energy. As consideration for the transfer of Berry to LINN Energy, the Company acquired 93,756,674 newly issued LINN Energy units, valued at approximately $2.8 billion and equal to the number of LinnCo shares issued as consideration for Berry.

Results of Operations

Equity Income (Loss) from Investment in Linn Energy, LLC

The Company's equity income (loss) primarily consists of its share of income (losses) of LINN Energy attributed to the units the Company owns. As a result of acquiring additional LINN Energy units in exchange for the transfer of Berry, the Company increased its ownership of LINN Energy's outstanding units from approximately 15% to approximately 39% (see Berry Acquisition above). The percentage ownership of LINN Energy could continue to change due to the Company's ownership of additional units or other issuances or repurchases of units by LINN Energy. The Company uses the equity method of accounting for its investment in LINN Energy.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

Following is summarized statements of operations information for LINN Energy. Additional information on LINN Energy's results of operations and financial position are contained in its Annual Report on Form 10-K for the year ended December 31, 2013, included in this filing as Exhibit 99.1 and incorporated herein by reference.

Linn Energy, LLC

	Year Ended December 31, 2013	October 17, 2012 To December 31, 2012
	(in thousands)	
Revenues and other	$ 2,331,655	$ 604,701
Expenses	(2,590,273)	(578,170)
Other income and (expenses)	(434,918)	(85,464)
Income tax benefit	2,199	1,697
Net loss	$ (691,337)	$ (57,236)

General and Administrative Expenses

The Company's general and administrative expenses are associated with managing the business and affairs of LinnCo. For the year ended December 31, 2013, LinnCo incurred total general and administrative expenses of approximately $42 million, of which approximately $22 million had been paid by LINN Energy on LinnCo's behalf as of December 31, 2013. The expenses for the year ended December 31, 2013, include approximately $40 million of transaction costs related to the Berry acquisition (see Note 2), including approximately $9 million of noncash share-based compensation expense. The expenses for the year ended December 31, 2013, also include approximately $2 million related to services provided by LINN Energy necessary for the conduct of LinnCo's business, such as accounting, legal, tax, information technology and other expenses. For the period from April 30, 2012 (inception) to December 31, 2012, LinnCo incurred total general and administrative expenses of approximately $1 million. Because all general and administrative expenses requiring cash payments are actually paid by LINN Energy on LinnCo's behalf, no cash is disbursed by LinnCo.

Loss on Transfer of Berry

The loss on transfer of Berry for the year ended December 31, 2013, reflects the difference between the fair value of the assets acquired and liabilities assumed from Berry and the fair value of the LINN Energy units received in connection with the transfer. The loss is primarily due to deferred income taxes assumed by LinnCo in the Berry acquisition that were not transferred to LINN Energy. Components of the loss are as follows (in millions):

Deferred income taxes, net	$ 835
Consideration difference between LinnCo and LINN Energy	(113)
Other taxes	(4)
	$ 718

The loss due to deferred income taxes assumed by LinnCo in the Berry acquisition was partially offset by a gain related to the difference between the value of consideration exchanged between LinnCo and Berry and LINN Energy and LinnCo. LINN Energy's unit price of $29.47 per unit exceeded LinnCo's share price of $28.36 per share on the date of acquisition and both companies issued an equal number of shares or units in the acquisition and subsequent transfer. In addition, the loss was partially offset by a gain of approximately $4 million which consisted of an income taxes receivable of approximately $13 million and an income taxes liability of approximately $9 million, both also assumed by LinnCo in the Berry acquisition but not transferred to LINN Energy.

Income Tax (Expense) Benefit

Income tax benefit of approximately $92 million and income tax expense of approximately $13 million for the year ended December 31, 2013, and the period from April 30, 2012 (inception) to December 31, 2012, respectively, are based on the

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

Company's net income (loss) for the periods, primarily associated with its equity income (loss) from its investment in LINN Energy, and includes amounts recorded in connection with the Berry acquisition.

Liquidity and Capital Resources

The Company's authorized capital structure consists of two classes of interests: (1) shares with limited voting rights, which were issued in the IPO and in connection with the Berry acquisition and (2) voting shares, 100% of which are held by LINN Energy. At December 31, 2013, LinnCo's issued capitalization consisted of $3.9 billion in common shares representing limited liability company interests ("shares") and $1,000 contributed by LINN Energy in connection with LinnCo's formation and in exchange for its voting share. Additional classes of equity interests may be created upon approval by the Board of Directors ("Board") and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo's behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of LinnCo shares or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees.

The Company expects neither to generate nor to require significant cash in its ongoing business. Any cash received from the sale of additional shares will be immediately used to purchase additional LINN Energy units. Accordingly, the Company does not anticipate any other sources or needs for additional liquidity.

Distributions and Dividends

Within five (5) business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income tax liability ("tax reserve"), if any, as dividends to its shareholders. The following provides a summary of dividends paid by the Company during the year ended December 31, 2013:

Date Paid	Dividends Per Share	Total Dividends
		(in millions)
December 2013	$ 0.2416	$ 8
November 2013	$ 0.2416	$ 8
October 2013	$ 0.2416	$ 8
September 2013	$ 0.2416	$ 8
August 2013	$ 0.2416	$ 8
July 2013	$ 0.2416	$ 8
May 2013	$ 0.725	$ 25
February 2013	$ 0.71 [(1)]	$ 25

(1) This amount is net of the tax reserve of $0.015 per common share.

In April 2013, LINN Energy's and LinnCo's Boards approved a change in the distribution and dividend policies that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the Boards, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly distributions and dividends were paid in July 2013.

On January 2, 2014, LINN Energy's Board declared a cash distribution of $0.725 per unit with respect to the fourth quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution attributable to LinnCo's interest in LINN Energy, totaling approximately $31 million, was paid to LinnCo on January 16, 2014, and the second monthly distribution, totaling approximately $31 million, was paid to LinnCo on February 13, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

On January 2, 2014, the Company's Board declared a cash dividend of $0.725 per common share with respect to the fourth quarter of 2013, to be paid in three equal monthly installments of $0.2416 per common share pending the receipt of the applicable cash distribution from LINN Energy. Company management has determined that no income tax reserve is required to be deducted from the cash dividend declared on January 2, 2014. The first monthly dividend, totaling approximately $31 million, was paid on January 17, 2014, to shareholders of record as of the close of business on January 13, 2014, and the second monthly dividend, totaling approximately $31 million, was paid on February 14, 2014, to shareholders of record as of the close of business on February 10, 2014.

Contingencies

See Item 3. "Legal Proceedings" for information regarding legal proceedings that the Company is party to and any contingencies related to these legal proceedings.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon the financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that are believed to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Actual results may differ from these estimates and assumptions used in the preparation of the financial statements.

Accounting for Investment in Linn Energy, LLC

The Company uses the equity method of accounting related to its ownership interest in LINN Energy's net income (losses). The Company records its share of LINN Energy's net income (losses) in the period in which it is earned. At December 31, 2013, the Company owned approximately 39% of LINN Energy's outstanding units. The Company's ownership percentage could change as LINN Energy issues or repurchases additional units. Changes in the Company's ownership percentage affect its net income (losses).

At December 31, 2013, the carrying amount of the Company's investment in LINN Energy exceeded the Company's ownership interest in LINN Energy's underlying net assets by approximately $1.3 billion. The difference is attributable to proved and unproved oil and natural gas properties, senior notes and equity method goodwill. These amounts are included in "investment in Linn Energy, LLC" on the balance sheet and are amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income from the Company's investment in LINN Energy. Equity method goodwill is not amortized; however, the investment is reviewed for impairment. Impairment testing is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of an investment that is other than temporary. As of December 31, 2013, no impairment had occurred with respect to the Company's investment in LINN Energy.

Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of the Company's assets and liabilities for financial and tax reporting purposes. At December 31, 2013, the majority of the Company's temporary difference and associated deferred tax expense resulted from the Berry acquisition and its investment in LINN Energy and at December 31, 2012, the majority of the Company's temporary difference and associated deferred tax expense resulted from its investment in LINN Energy.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Continued

The Company routinely assesses the realizability of the deferred tax assets by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and records a valuation allowance against the deferred tax assets that will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making an assessment. The Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. At December 31, 2013, the Company's established valuation allowance and unrecognized income tax benefits resulted from the Berry acquisition. At December 31, 2012, the Company had no valuation allowance or unrecognized income tax benefits.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The nature of the Company's business and operations is such that no activities or transactions are conducted or entered into by the Company that would require it to have a discussion under this item.

For a discussion of these matters as they pertain to LINN Energy, please read Part II, Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" of LINN Energy's Annual Report on Form 10-K, which is included in this filing as Exhibit 99.1 and incorporated herein by reference as activities of LINN Energy have an impact on the Company's results of operations and financial position.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or processes may deteriorate.

As of December 31, 2013, our management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in *Internal Control – Integrated Framework* (1992) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2013, based on those criteria. KPMG LLP, the independent registered public accounting firm that audited the financial statements of the Company included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, which is included herein.

/s/ LinnCo, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
LinnCo, LLC:

We have audited the accompanying balance sheets of LinnCo, LLC as of December 31, 2013 and 2012, and the related statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2013, and for the period from April 30, 2012 (inception) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LinnCo, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended December 31, 2013, and for the period from April 30, 2012 (inception) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LinnCo, LLC's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework* (1992) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2014, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas
March 3, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
LinnCo, LLC:

We have audited LinnCo, LLC's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework* (1992) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LinnCo, LLC's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LinnCo, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework* (1992) by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of LinnCo, LLC as of December 31, 2013 and 2012, and the related statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2013, and for the period from April 30, 2012 (inception) to December 31, 2012, and our report dated March 3, 2014, expressed an unqualified opinion on those financial statements.

/s/ KPMG LLP

Houston, Texas
March 3, 2014

LINNCO, LLC

BALANCE SHEETS

	December 31, 2013	December 31, 2012
	(in thousands, except share amounts)	
ASSETS		
Current assets:		
Cash	$ 1,045	$ 523
Accounts receivable – related party	11,218	—
Income taxes receivable	12,849	—
Deferred income tax	639	—
Total current assets	25,751	523
Noncurrent assets:		
Investment in Linn Energy, LLC	3,639,768	1,221,817
Total noncurrent assets	3,639,768	1,221,817
Total assets	$ 3,665,519	$ 1,222,340
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,298	$ —
Total current liabilities	11,298	—
Noncurrent liabilities:		
Income taxes liability	8,983	—
Deferred income tax	757,444	13,559
Total noncurrent liabilities	766,427	13,559
Contingencies (Note 8)		
Shareholders' equity:		
Voting shares; unlimited shares authorized; 1 share issued and outstanding at December 31, 2013, and December 31, 2012	1	1
Common shares; unlimited shares authorized; 128,503,236 shares and 34,787,500 shares issued and outstanding at December 31, 2013, and December 2012, respectively	3,868,387	1,209,835
Additional paid-in capital	36,247	2,991
Accumulated deficit	(1,016,841)	(4,046)
	2,887,794	1,208,781
Total liabilities and shareholders' equity	$ 3,665,519	$ 1,222,340

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2013	April 30, 2012 (Inception) To December 31, 2012
	(in thousands, except per share amounts)	
Equity income (loss) from investment in Linn Energy, LLC	$ (244,189)	$ 34,411
General and administrative expenses	(42,089)	(1,230)
Loss on transfer of Berry	(718,249)	—
Income (loss) before income taxes	(1,004,527)	33,181
Income tax (expense) benefit	92,080	(12,528)
Net income (loss)	$ (912,447)	$ 20,653
Net income (loss) per share, basic and diluted	$ (23.46)	$ 1.92
Weighted average shares outstanding	38,896	10,747
Dividends declared per share	$ 2.88	$ 0.71

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

STATEMENTS OF SHAREHOLDERS' EQUITY

	April 30, 2012 (Inception) To December 31, 2013				
	Shares	Share Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
	(in thousands, except shares)				
Sale of voting share to Linn Energy, LLC	1	$ 1	$ —	$ —	$ 1
Sale of common shares, net of underwriting discounts and expenses of $59,909	34,787,500	1,209,835	—	—	1,209,835
Deferred tax in equity investment		—	(1,031)	—	(1,031)
Capital contributions from Linn Energy, LLC		—	4,022	—	4,022
Dividends to shareholders		—	—	(24,699)	(24,699)
Net income		—	—	20,653	20,653
December 31, 2012	34,787,501	1,209,836	2,991	(4,046)	1,208,781
Issuance of common shares, net of expenses of $388	93,715,736	2,658,552	—	—	2,658,552
Capital contributions from Linn Energy, LLC		—	33,256	—	33,256
Dividends to shareholders		—	—	(100,348)	(100,348)
Net loss		—	—	(912,447)	(912,447)
December 31, 2013	128,503,237	$ 3,868,388	$ 36,247	$ (1,016,841)	$ 2,887,794

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2013	April 30, 2012 (Inception) To December 31, 2012
	(in thousands)	
Cash flow from operating activities:		
Net income (loss)	$ (912,447)	$ 20,653
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Equity (income) loss from investment in Linn Energy, LLC	244,189	(34,411)
Noncash general and administrative expenses paid by Linn Energy, LLC	42,089	1,230
Loss on transfer of Berry	718,249	—
Deferred income tax	(92,080)	12,528
Cash distributions received	100,870	25,221
Net cash provided by operating activities	100,870	25,221
Cash flow from investing activities:		
Investment in Linn Energy, LLC	—	(1,212,627)
Net cash used in investing activities	—	(1,212,627)
Cash flow from financing activities:		
Proceeds from sale of voting share	—	1
Proceeds from sale of common shares	—	1,269,744
Dividends paid to shareholders	(100,348)	(24,699)
Offering expenses and fees	—	(57,117)
Net cash provided by (used in) financing activities	(100,348)	1,187,929
Net increase in cash and cash equivalents	522	523
Cash and cash equivalents:		
Beginning	523	—
Ending	$ 1,045	$ 523

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Business

LinnCo, LLC ("LinnCo" or the "Company") is a Delaware limited liability company formed on April 30, 2012. LinnCo's initial sole purpose was to own units representing limited liability company interests ("units") in its affiliate, Linn Energy, LLC ("LINN Energy"). In connection with the acquisition of Berry Petroleum Company ("Berry") (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2013, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy. LINN Energy is an independent oil and natural gas company that trades on the NASDAQ Global Select Market under the symbol "LINE." At December 31, 2013, LINN Energy's last reported sales price per unit, as reported by NASDAQ, was $30.79 and the Company owned approximately 39% of LINN Energy's outstanding units.

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. Pursuant to applicable provisions of the Delaware Limited Liability Company Act (the "Delaware Act") and the Amended and Restated Limited Liability Company Agreement of LinnCo, LLC (the "Agreement"), shareholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the Agreement or the Delaware Act. The Company will remain in existence unless and until dissolved in accordance with the terms of the Agreement.

Principles of Reporting

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method.

Reimbursement of LinnCo's Costs

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo's behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of common shares representing limited liability company interests ("shares") in LinnCo or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo's activities. Because all general and administrative expenses and certain offering costs requiring cash payments are actually paid by LINN Energy on LinnCo's behalf, no cash is disbursed by LinnCo.

For the year ended December 31, 2013, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $42 million, of which approximately $22 million had been paid by LINN Energy on LinnCo's behalf as of December 31, 2013. The expenses for the year ended December 31, 2013, include approximately $40 million of transaction costs related to the Berry acquisition (see Note 2), including approximately $9 million of noncash share-based compensation expense. The expenses for the year ended December 31, 2013, also include approximately $2 million related to services provided by LINN Energy necessary for the conduct of LinnCo's business, such as accounting, legal, tax, information technology and other expenses. The offering costs of approximately $388,000 were incurred in connection with LinnCo's registration statement on Form S-4 related to the Berry acquisition.

For the period from April 30, 2012 (inception) to December 31, 2012, LinnCo incurred total general and administrative expenses of approximately $1 million. The expenses for the period from April 30, 2012 (inception) to December 31, 2012, include approximately $772,000 related to services provided by LINN Energy necessary for the conduct of LinnCo's business, such as accounting, legal, tax, information technology and other expenses. For the period from April 30, 2012 (inception) to December 31, 2012, LINN Energy had also paid, on LinnCo's behalf, approximately $3 million of deferred offering costs in connection with LinnCo's October 2012 initial public offering ("IPO").

Dividends

Within five (5) business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income tax liability ("tax reserve"), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at Company management's discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management's discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the Company's Board of Directors ("Board").

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires Company management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of income and expenses. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Accounting for Investment in Linn Energy, LLC

The Company uses the equity method of accounting related to its ownership interest in LINN Energy's net income (losses). The Company records its share of LINN Energy's net income (losses) in the period in which it is earned. At December 31, 2013, the Company owned approximately 39% of LINN Energy's outstanding units. The Company's ownership percentage could change as LINN Energy issues or repurchases additional units. Changes in the Company's ownership percentage affect its net income (losses).

At December 31, 2013, the carrying amount of the Company's investment in LINN Energy exceeded the Company's ownership interest in LINN Energy's underlying net assets by approximately $1.3 billion. The difference is attributable to proved and unproved oil and natural gas properties, senior notes and equity method goodwill. These amounts are included in "investment in Linn Energy, LLC" on the balance sheet and are amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income from the Company's investment in LINN Energy. Equity method goodwill is not amortized; however, the investment is reviewed for impairment. Impairment testing is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of an investment that is other than temporary. As of December 31, 2013, no impairment had occurred with respect to the Company's investment in LINN Energy.

Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of the Company's assets and liabilities for financial and tax reporting purposes. At December 31, 2013, the majority of the Company's temporary difference and associated deferred tax expense resulted from the Berry acquisition and its investment in LINN Energy and at December 31, 2012, the majority of the Company's temporary difference and associated deferred tax expense resulted from its investment in LINN Energy.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

The Company routinely assesses the realizability of the deferred tax assets by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and records a valuation allowance against the deferred tax assets that will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making an assessment. The Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. At December 31, 2013, the Company's established valuation allowance and unrecognized income tax benefits resulted from the Berry acquisition. At December 31, 2012, the Company had no valuation allowance or unrecognized income tax benefits.

Earnings Per Share

Both basic and diluted earnings per share are computed by dividing net earnings attributable to shareholders by the weighted average number of shares outstanding during each period. There are no securities outstanding that may be converted into or exercised for shares.

Note 2 – Capitalization

LinnCo's authorized capital structure consists of two classes of interests: (1) shares with limited voting rights and (2) voting shares, 100% of which are currently held by LINN Energy. At December 31, 2013, LinnCo's issued capitalization consisted of $3.9 billion in shares and $1,000 contributed by LINN Energy in connection with LinnCo's formation and in exchange for its voting share. LinnCo is authorized to issue an unlimited number of shares and voting shares. Additional classes of equity interests may be created upon approval by the Board and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

Total common shares outstanding at December 31, 2013, exclude 40,938 (approximately $1 million) of Berry equity awards that vested and were converted to LinnCo common shares on the Berry acquisition date and included in total consideration but such shares were unissued at December 31, 2013, due to six month deferred issuance provisions in the original Berry award agreements.

Berry Acquisition

On December 16, 2013, the Company completed the previously-announced transactions contemplated by the merger agreement between the Company, LINN Energy and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between the Company and LINN Energy, under which the Company transferred Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry's shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares valued at approximately $2.7 billion. Under the contribution agreement, LinnCo transferred Berry to LINN Energy after which Berry became an indirect wholly owned subsidiary of LINN Energy. As consideration for the transfer of Berry to LINN Energy, the Company acquired 93,756,674 newly issued LINN Energy units, valued at approximately $2.8 billion and equal to the number of LinnCo shares issued as consideration for Berry.

The acquisition was accounted for under the acquisition method of accounting. The purchase price is as follows (in thousands, except shares and closing share price):

LinnCo common shares issued		93,756,674
Closing price of LinnCo shares on December 16, 2013	$	28.36
LinnCo share consideration	$	2,658,939
Berry share-based awards expensed in the post-combination period	$	(9,220)
Total purchase price	$	2,649,719

On the Berry acquisition date, the Company transferred Berry to its affiliate, LINN Energy. Accordingly, the assets, liabilities and results of operations of Berry are not included in the Company's financial statements. The acquisition of 93,756,674 LINN Energy units, which are equal to the number of LinnCo shares issued as consideration for Berry, increased the Company's ownership of LINN Energy's outstanding units from approximately 15% to approximately 39%.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

The following unaudited pro forma financial information presents a summary of the Company's results of operations for the year ended December 31, 2013, and for the period from April 30, 2012 (inception) to December 31, 2012, assuming the transactions had been completed as of April 30, 2012. The pro forma condensed financial information has been prepared for informational purposes only and does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future results of operations.

	Year Ended December 31, 2013		April 30, 2012 (Inception) To December 31, 2012	
	(in thousands, except per share amounts)			
Equity income (loss) from investment in Linn Energy, LLC	$	(190,279)	$	18,977
Net income (loss)	$	(121,083)	$	11,096
Net income (loss) per share, basic and diluted	$	(0.91)	$	0.11

The pro forma condensed statements of operations include adjustments to:

- Reflect the impact of the transactions on the equity income (loss) from investment in LINN Energy. The Company uses the equity method of accounting related to its ownership interest in LINN Energy's net income (losses).
- Reflect the impact of the transactions on taxes.
- Exclude transaction costs incurred during the year ended December 31, 2013, consisting of investment banking fees, legal fees and other acquisition-related transaction costs from the pro forma statements of operations as they reflect nonrecurring charges not expected to have a continuing impact on the combined results.
- Exclude the loss on transfer of Berry, which reflects the difference between the fair value of the assets acquired and liabilities assumed from Berry and the fair value of the LINN Energy units received in connection with the transfer. The loss is primarily due to deferred income taxes assumed by LinnCo that were not transferred to LINN Energy. This loss is excluded from the pro forma statements of operations as it reflects a nonrecurring charge not expected to have a continuing impact on the combined results; however, upon closing the transactions, LinnCo recognized this loss in its statement of operations.
- Reflect 93.8 million LinnCo common shares assumed to be issued in conjunction with the transaction on April 30, 2012.

For the year ended December 31, 2013, in connection with the Berry acquisition, the Company incurred acquisition-related transaction costs of approximately $40 million, including approximately $9 million of noncash share-based compensation expense.

In connection with the Berry acquisition, certain Berry equity-based awards were exchanged for common shares issued by the Company. Each Berry restricted stock unit ("RSU") that was vested as of the effective time of the acquisition, that was held by a former nonemployee director or by an employee of Berry whose employment was terminated in connection with the acquisition as agreed by the parties or that was subject to performance-based vesting criteria was converted as of the effective time of the acquisition into LinnCo common shares. Under the acquisition method of accounting, these Berry employee RSUs were measured and recorded at their fair values on the acquisition date, resulting in additional purchase price consideration of approximately $52 million. The portion of the replacement awards attributable to post-combination service was calculated as the difference between the fair value of the replacement awards and the amount attributed to pre-combination service, and was recognized as expense.

Note 3 – Business

In October 2012, LinnCo completed its IPO. At no time after LinnCo's formation and prior to the IPO did LinnCo have any operations or own any interest in LINN Energy. After the IPO, LinnCo's initial sole purpose was to own units in its affiliate, LINN Energy. In connection with the Berry acquisition (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2013, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy.

Note 4 – Summarized Financial Information for Linn Energy, LLC

Following is summarized statements of operations and balance sheets information for LINN Energy. Additional information on LINN Energy's results of operations and financial position are contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is included in this filing as Exhibit 99.1 and incorporated herein by reference.

Summarized Linn Energy, LLC Statements of Operations Information

	Year Ended December 31, 2013	October 17, 2012 To December 31, 2012
	(in thousands)	
Revenues and other	$ 2,331,655	$ 604,701
Expenses	(2,590,273)	(578,170)
Other income and (expenses)	(434,918)	(85,464)
Income tax benefit	2,199	1,697
Net loss	$ (691,337)	$ (57,236)

Summarized Linn Energy, LLC Balance Sheets Information

	December 31,	
	2013	2012
	(in thousands)	
Current assets	$ 815,940	$ 811,428
Noncurrent assets	15,689,024	10,639,810
	16,504,964	11,451,238
Current liabilities	1,252,733	823,132
Noncurrent liabilities	9,360,804	6,200,926
Unitholders' capital	$ 5,891,427	$ 4,427,180

Note 5 – Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Income tax (expense) benefit consisted of the following:

	Year Ended December 31, 2013	April 30, 2012 (Inception) To December 31, 2012
	(in thousands)	
Deferred taxes:		
Federal	$ 84,908	$ (11,867)
State	7,172	(661)
	$ 92,080	$ (12,528)

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

For the period from April 30, 2012 (inception) to December 31, 2012, the Company recorded to equity approximately $1 million of deferred taxes related to issuance costs compared to none for the year ended December 31, 2013. As of December 31, 2013, the Company had approximately $138 million of federal and $160 million of state net operating loss carryforwards which will begin expiring in 2032. As of December 31, 2013, the Company also had approximately $37 million of federal and state general business and other credits, the majority of which will begin expiring in 2017, federal alternative minimum income tax ("AMT") credit carryforwards of approximately $500,000 and state AMT credits of approximately $600,000 that do not expire and can be used to offset regular income taxes in future years to the extent that regular income taxes exceed the AMT in any such year. Under federal and applicable state income tax laws, a corporation is generally permitted to deduct from taxable income in any year tax carryforwards subject to certain limitations as prescribed by the taxing authorities. Under federal income tax law, the Company's net operating loss carryforwards are subject to limitations as defined by Section 382 of the Internal Revenue Code.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31, 2013	April 30, 2012 (Inception) To December 31, 2012
Federal statutory rate	35.0%	35.0%
State, net of federal tax benefit	0.3	2.0
Loss on transfer of Berry	(24.3)	—
Other items	(1.8)	0.8
Effective rate	9.2%	37.8%

Significant components of the deferred tax assets and liabilities were as follows:

	December 31, 2013	December 31, 2012
	(in thousands)	
Current deferred tax assets:		
Share-based compensation	$ 837	$ —
Valuation allowance	(198)	—
Total current deferred tax assets	639	—
Noncurrent deferred tax assets:		
Net operating loss carryforwards	50,991	622
Unamortized intangible drilling costs	46,348	9,029
Credits	32,092	—
Other	31	—
Valuation allowance	(31,925)	—
Total noncurrent deferred tax assets	97,537	9,651
Noncurrent deferred tax liabilities:		
Investment in LINN Energy	(854,981)	(23,210)
Total noncurrent deferred tax liabilities	(854,981)	(23,210)
Net deferred tax liabilities	$ (756,805)	$ (13,559)

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

Net deferred tax assets and liabilities were classified on the balance sheets as follows:

	December 31,	
	2013	2012
	(in thousands)	
Current deferred tax assets	$ 639	$ —
Current deferred tax liabilities	—	—
Net current deferred tax assets	$ 639	$ —
Noncurrent deferred tax assets	$ 97,537	$ 9,651
Noncurrent deferred tax liabilities	(854,981)	(23,210)
Net noncurrent deferred tax liabilities	$ (757,444)	$ (13,559)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2013, based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, a valuation allowance of $32 million was recorded for tax carryforwards and attributes inherited from Berry to reduce the net deferred tax assets to an amount that is more likely than not to be recognized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced. At December 31, 2012, the Company had not recorded a valuation allowance against the deferred tax assets.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules, and the significance of each position. It is the Company's policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As a result of the Berry acquisition, at December 31, 2013, the Company had a gross liability for uncertain income tax benefits of approximately $20 million which, if recognized, would affect the effective income tax rate. The Company estimates that it is reasonably possible that the balance of unrecognized income tax benefits as of December 31, 2013, could decrease by a maximum of approximately $80,000 in the next 12 months due to the expiration of statutes of limitations and settlements with taxing authorities. The Company had accrued approximately $19,000 of interest related to its uncertain income tax positions as of December 31, 2013. The Company had no material uncertain tax positions at December 31, 2012. The tax years 2010 – 2012 remain open to examination for federal income tax purposes.

Note 6 – Distributions and Dividends

The following provides a summary of distributions paid by LINN Energy to LinnCo and dividends paid by LinnCo to its shareholders during the year ended December 31, 2013:

LINN Energy Distributions to LinnCo

Date Paid	Distributions Per Unit	Total Distributions (in millions)
December 2013	$ 0.2416	$ 8
November 2013	$ 0.2416	$ 8
October 2013	$ 0.2416	$ 8
September 2013	$ 0.2416	$ 8
August 2013	$ 0.2416	$ 8
July 2013	$ 0.2416	$ 8
May 2013	$ 0.725	$ 25
February 2013	$ 0.725	$ 25

LinnCo Dividends to its Shareholders

Date Paid	Dividends Per Share	Total Dividends (in millions)
December 2013	$ 0.2416	$ 8
November 2013	$ 0.2416	$ 8
October 2013	$ 0.2416	$ 8
September 2013	$ 0.2416	$ 8
August 2013	$ 0.2416	$ 8
July 2013	$ 0.2416	$ 8
May 2013	$ 0.725	$ 25
February 2013	$ 0.71 (1)	$ 25

(1) This amount is net of the tax reserve of $0.015 per common share.

In April 2013, LINN Energy's and LinnCo's Boards approved a change in the distribution and dividend policies that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the Boards, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly distributions and dividends were paid in July 2013.

On January 2, 2014, LINN Energy's Board declared a cash distribution of $0.725 per unit with respect to the fourth quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution, totaling approximately $31 million, was paid to LinnCo on January 16, 2014, and the second monthly distribution, totaling approximately $31 million, was paid to LinnCo on February 13, 2014.

On January 2, 2014, the Company's Board declared a cash dividend of $0.725 per common share with respect to the fourth quarter of 2013, to be paid in three equal monthly installments of $0.2416 per common share pending the receipt of the applicable cash distribution from LINN Energy. Company management has determined that no income tax reserve is required to be deducted from the cash dividend declared on January 2, 2014. The first monthly dividend, totaling approximately $31 million, was paid on January 17, 2014, to shareholders of record as of the close of business on January 13,

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

2014, and the second monthly dividend, totaling approximately $31 million, was paid on February 14, 2014, to shareholders of record as of the close of business on February 10, 2014.

Note 7 – Supplemental Disclosures to the Statements of Cash Flows

In December 2013, the Company issued 93,756,674 LinnCo common shares in connection with the Berry acquisition valued at approximately $2.7 billion and acquired 93,756,674 newly issued LINN Energy units in exchange for the transfer of Berry to LINN Energy valued at approximately $2.8 billion.

For the year ended December 31, 2013, and for the period from April 30, 2012 (inception) to December 31, 2012, LinnCo incurred and recorded approximately $42 million and $4 million, respectively, of general and administrative expenses and certain offering costs. Of the expenses and costs incurred for the year ended December 31, 2013, approximately $22 million had been paid by LINN Energy on LinnCo's behalf as of December 31, 2013. All of the expenses and costs paid by LINN Energy on LinnCo's behalf are accounted for as capital contributions and reflected as noncash transactions by LinnCo.

Note 8 – Contingencies

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry ("HoldCo"), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo ("Bacchus Merger Sub"), LinnCo, LINN Energy and Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo ("LinnCo Merger Sub"). On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys' and experts' fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN Energy and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. In December 2013, the parties signed a Memorandum of Understanding to settle the case, and is in the process of seeking court approval of the settlement. The Company is unable to estimate a possible loss, or range of possible loss, if any, at this time.

On July 9, 2013, Anthony Booth, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the "Booth Action"). On July 18, 2013, the Catherine A. Fisher Trust, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against the same defendants (the "Fisher Action"). On July 17, 2013, Don Gentry, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo's initial public offering (the "Gentry Action") (the Booth Action, Fisher Action, and Gentry Action together, the "Texas Federal Actions"). The Texas Federal Actions each assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy's energy production. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo's initial public offering. On September 23, 2013, the Southern District of Texas entered an order transferring the Texas Federal Actions to the Southern District of New York so that they could be consolidated with the New York Federal Actions, which are described below.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

On July 10, 2013, David Adrian Luciano, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo's initial public offering (the "Luciano Action"). The Luciano Action asserts claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to LINN Energy's hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy's energy production in the prospectus and registration statement for LinnCo's initial public offering. On July 12, 2013, Frank Donio, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the "Donio Action"). The Donio Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy's energy production. Several additional class action cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge (the Luciano Action, Donio Action, and all similar subsequently filed New York federal class actions together, the "New York Federal Actions"). The Texas Federal Actions and the New York Federal Actions have now been consolidated in the United States District Court for the Southern District of New York (the "Combined Actions"). In November 2013, LINN Energy filed a motion to dismiss the Combined Actions. The motion is currently pending before the Southern District of New York. There has not been any discovery conducted in the Combined Actions. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

On July 10, 2013, Judy Mesirov, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against Mark E. Ellis, Kolja Rockov, David B. Rottino, Arden L. Walker, Jr., Charlene A. Ripley, Michael C. Linn, Joseph P. McCoy, George A. Alcorn, Terrence S. Jacobs, David D. Dunlap, Jeffrey C. Swoveland, and Linda M. Stephens in the District Court of Harris County, Texas (the "Mesirov Action"). On July 12, 2013, John Peters, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the "Peters Action"). On August 26, 2013, Joseph Abdalla, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the "Abdalla Action") (the Mesirov Action, Peters Action, and Abdalla Actions together, the "Texas State Court Derivative Actions"). On August 19, 2013, the Charlote J. Lombardo Trust of 2004, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the United States District Court for the Southern District of Texas (the "Lombardo Action"). On September 30, 2013, the Thelma Feldman Rev. Trust, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the "Feldman Rev. Trust Action"). On October 21, 2013, the Parker Family Trust of 2012, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the "Parker Family Trust Action") (the Lombardo Action, Feldman Rev. Trust Action, and Parker Family Trust Action together, the "Texas Federal Court Derivative Actions") (the Texas State Court Derivative Action and Texas Federal Court Derivative Actions together, the "Texas Derivative Actions"). The Texas Derivative Actions assert derivative claims on behalf of LINN Energy against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control, and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

Note 9 – SEC Inquiry

As disclosed on July 1, 2013, the Company and its affiliate, LINN Energy, have been notified by the staff of the SEC that its Fort Worth Regional Office has commenced an inquiry regarding LINN Energy and LinnCo (the "SEC inquiry"). The SEC staff is investigating whether any violations of federal securities laws have occurred. The SEC staff has requested the production of documents and communications that are potentially relevant to, among other things, LINN Energy and LinnCo's use of non-GAAP financial measures and disclosures related to LINN Energy's hedging strategy. The SEC staff has stated that the fact of the inquiry should not be construed as an indication that the SEC or its staff has a negative view of any entity, individual or security. Both LINN Energy and LinnCo are cooperating fully with the SEC in this matter. LINN Energy and LinnCo are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction the SEC could seek to impose, which could include a fine, penalty, or court or administrative order prohibiting specific conduct, or a potential restatement of LINN Energy's or LinnCo's financial statements, any of which could be material. No provision for losses has been recorded for this exposure.

LINNCO, LLC

SUPPLEMENTAL QUARTERLY DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the "Financial Statements" and "Notes to Financial Statements," which are included in this Annual Report on Form 10-K in Item 8. "Financial Statements and Supplementary Data."

Quarterly Financial Data

	Quarters Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amount)			
2013:				
Equity income (loss) from investment in Linn Energy, LLC	$ (21,272)	$ 57,963	$ (667)	$ (280,213)
General and administrative expenses	(11,767)	(2,531)	(635)	(27,156)
Loss on transfer of Berry	—	—	—	(718,249)
Income tax (expense) benefit	14,820	(25,300)	3,908	98,652
Net income (loss)	(18,219)	30,132	2,606	(926,966)
Net income (loss) per share, basic and diluted	(0.52)	0.87	0.07	(18.15)

	Periods		
	April 30 (Inception) To June 30	July 1 To September 30	October 1 To December 31
	(in thousands, except per share amount)		
2012:			
Equity income from investment in Linn Energy, LLC	$ —	$ —	$ 34,411
General and administrative expenses	(155)	(351)	(724)
Income tax expense	—	—	(12,528)
Net income (loss)	(155)	(351)	21,159
Net income per share, basic and diluted	N/A	N/A	$ 0.74

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's Audit Committee of the Board of Directors, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2013.

Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Report on Internal Control Over Financial Reporting" in Item 8. "Financial Statements and Supplementary Data."

Changes in the Company's Internal Control Over Financial Reporting

The Company's management is also responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2013 that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

A list of the Company's executive officers and biographical information appears below under the caption "Executive Officers of the Company." Information about Company Directors may be found under the caption "Proposal One: Election of LINN Directors" and "Management" of the Proxy Statement for the Annual Meeting of Shareholders expected to be held on April 22, 2014 (the "2014 Proxy Statement"). That information is incorporated herein by reference.

The information in the 2014 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

The information required by this item regarding audit committee related matters, codes of ethics and committee charters is incorporated by reference from the 2014 Proxy Statement under the caption "Corporate Governance."

Executive Officers of the Company

Name	Age	Position with the Company
Mark E. Ellis	57	Chairman, President and Chief Executive Officer
Kolja Rockov	43	Executive Vice President and Chief Financial Officer
Arden L. Walker, Jr.	54	Executive Vice President and Chief Operating Officer
David B. Rottino	47	Executive Vice President and Chief Accounting Officer
Thomas E. Emmons	45	Senior Vice President – Corporate Services
Jamin B. McNeil	48	Senior Vice President – Houston Division Operations
Candice J. Wells	39	Vice President, General Counsel and Corporate Secretary

Mark E. Ellis is the Chairman, President and Chief Executive Officer and has served in such capacity since LinnCo's formation in April 2012. Mr. Ellis is also the Chairman, President and Chief Executive Officer of LINN Energy and has served in such capacity since December 2011. He previously served as President, Chief Executive Officer and Director of LINN Energy from January 2010 to December 2011 and from December 2007 to January 2010, Mr. Ellis served as President and Chief Operating Officer of LINN Energy. Mr. Ellis is a member of the Society of Petroleum Engineers and the National Petroleum Council. Mr. Ellis serves on the boards of the Independent Petroleum Association of America, American Exploration & Production Council, Industry Board of Petroleum Engineering at Texas A&M University, Houston Museum of Natural Science and The Center for the Performing Arts at The Woodlands. In addition, he is Chairman of the Board for The Center for Hearing and Speech, and holds a position as trustee on the Texas A&M University 12th Man Foundation Board of Trustees.

Kolja Rockov is the Executive Vice President and Chief Financial Officer and has served in such capacity since LinnCo's formation in April 2012. He is also the Executive Vice President and Chief Financial Officer of LINN Energy and has served in such capacity since joining LINN Energy in March 2005. Mr. Rockov has more than 15 years of experience in the oil and natural gas finance industry. From October 2004 until he joined LINN Energy in March 2005, Mr. Rockov served as a Managing Director in the Energy Group at RBC Capital Markets, where he was primarily responsible for investment banking coverage of the U.S. exploration and production sector. Mr. Rockov is the founding chairman of a philanthropic organization benefitting Texas Children's Cancer Center in Houston, which has raised more than $1 million since 2009.

Arden L. Walker, Jr. is the Executive Vice President and Chief Operating Officer and has served in such capacity since LinnCo's formation in April 2012. Mr. Walker is also the Executive Vice President and Chief Operating Officer of LINN Energy and has served in such capacity since January 2011. From January 2010 to January 2011, he served as Senior Vice President and Chief Operating Officer of LINN Energy. Mr. Walker joined LINN Energy in February 2007 as Senior Vice President, Operations and Chief Engineer. Mr. Walker is a member of the Society of Petroleum Engineers and Independent Petroleum Association of America. He also serves on the boards of the Sam Houston Area Council of the Boy Scouts of America and Theatre Under The Stars.

David B. Rottino is the Executive Vice President and Chief Accounting Officer and has served in such capacity since January 2014. Mr. Rottino is also the Executive Vice President, Business Development and Chief Accounting Officer of LINN Energy and has served in such capacity since January 2014. From LinnCo's formation in April 2012 to January 2014,

Item 10. Directors, Executive Officers and Corporate Governance - Continued

Mr. Rottino served as its Senior Vice President of Finance and Chief Accounting Officer. From July 2010 to April 2012, Mr. Rottino served as Senior Vice President of Finance, Business Development and Chief Accounting Officer of LINN Energy and from June 2008 to July 2010, Mr. Rottino served as Senior Vice President and Chief Accounting Officer of LINN Energy. Mr. Rottino is a Certified Public Accountant. He also serves on the Board of Camp for All.

Thomas E. Emmons is the Senior Vice President – Corporate Services of LinnCo and LINN Energy and has served in such capacity since January 2014. He previously served as Vice President – Corporate Services of LINN Energy from September 2012 to January 2014 and from August 2008 to September 2012, Mr. Emmons served as Vice President, Human Resources and Environmental, Health and Safety of LINN Energy. He also serves on the Board of the Nehemiah Center in Houston.

Jamin B. McNeil is the Senior Vice President – Houston Division Operations of LinnCo and LINN Energy and has served in such capacity since January 2014. He previously served as Vice President – Houston Division Operations of LINN Energy from June 2007 to January 2014. Mr. McNeil is a member of the Society of Petroleum Engineers.

Candice J. Wells is the Vice President, General Counsel and Corporate Secretary of LinnCo and LINN Energy and has served in such capacity since October 2013. From March 2013 to October 2013, Ms. Wells served as Vice President, acting General Counsel and Corporate Secretary of LinnCo and LINN Energy. From LinnCo's formation in April 2012 to March 2013, Ms. Wells served as its Vice President, Assistant General Counsel and Corporate Secretary. From September 2011 to March 2013, Ms. Wells also served as Vice President, Assistant General Counsel and Corporate Secretary of LINN Energy and from August 2007 to September 2011, she served as Senior Corporate Counsel and Assistant Corporate Secretary of LINN Energy. Ms. Wells serves on the Board of the Youth Development Center and on the advisory board for Girls Inc.

Item 11. Executive Compensation

Information required by this item is incorporated herein by reference to the 2014 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated herein by reference to the 2014 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated herein by reference to the 2014 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated herein by reference to the 2014 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) - 1. Financial Statements:

All financial statements are omitted for the reason that they are not required or the information is otherwise supplied in Item 8. "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

(a) - 2. Financial Statement Schedules:

All schedules are omitted for the reason that they are not required or the information is otherwise supplied in Item 8. "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

(a) - 3. Exhibits:

The exhibits required to be filed by this Item 15 are set forth in the "Index to Exhibits" accompanying this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINNCO, LLC

Date: March 3, 2014

By: /s/ Mark E. Ellis
Mark E. Ellis
Chairman, President and Chief Executive Officer

Date: March 3, 2014

By: /s/ David B. Rottino
David B. Rottino
Executive Vice President and
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Ellis Mark E. Ellis	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 3, 2014
/s/ Kolja Rockov Kolja Rockov	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 3, 2014
/s/ David B. Rottino David B. Rottino	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 3, 2014
/s/ Michael C. Linn Michael C. Linn	Director	March 3, 2014
/s/ George A. Alcorn George A. Alcorn	Independent Director	March 3, 2014
/s/ Stephen J. Hadden Stephen J. Hadden	Independent Director	March 3, 2014
/s/ Terrence S. Jacobs Terrence S. Jacobs	Independent Director	March 3, 2014
/s/ Joseph P. McCoy Joseph P. McCoy	Independent Director	March 3, 2014
/s/ Linda M. Stephens Linda M. Stephens	Independent Director	March 3, 2014

Index to Exhibits

Exhibit Number		Description
2.1	—	Agreement and Plan of Merger, dated February 20, 2013, by and among Berry Petroleum Company, Bacchus HoldCo, Inc., Bacchus Merger Sub, Inc., LinnCo, LLC, Linn Acquisition Company, LLC and Linn Energy, LLC, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013 and Amendment No. 2 to Agreement and Plan of Merger, dated as of November 13, 2013 (incorporated herein by reference to Annex A to the Joint Proxy Statement/Prospectus for 2013 Annual Meeting filed by Linn Energy, LLC on November 14, 2013)
2.2	—	Contribution Agreement, dated February 20, 2013, by and between LinnCo, LLC and Linn Energy LLC, as amended by Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013 (incorporated herein by reference to Exhibit 2.2 to Amendment No. 7 to Registration Statement on Form S-4 (File No. 333-187484) filed on November 6, 2013)
3.1	—	Certificate of Formation of LinnCo, LLC (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 filed on June 25, 2012)
3.2	—	Certificate of Amendment to Certificate of Formation of LinnCo, LLC (incorporated herein by reference to Exhibit 3.6 to Amendment No. 3 to Registration Statement on Form S-1 filed on October 1, 2012)
3.3	—	Amended and Restated Limited Liability Company Agreement of LinnCo, LLC (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed on October 17, 2012)
3.4*	—	First Amendment to Amended and Restated Limited Liability Company Agreement of LinnCo, LLC, dated December 16, 2013
10.1	—	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 17, 2012)
10.2	—	Indemnity Agreement, dated January 16, 2014, between Linn Energy, LLC, LinnCo, LLC and Stephen J. Hadden (incorporated by reference to Exhibit 10.27 to Linn Energy, LLC's Annual Report on Form 10-K filed on February 27, 2014).
23.1*	—	Consent of KPMG LLP
23.2*	—	Consent of KPMG LLP
23.3*	—	Consent of DeGolyer and MacNaughton
23.4*	—	Consent of DeGolyer and MacNaughton
31.1*	—	Section 302 Certification of Mark E. Ellis, Chairman, President and Chief Executive Officer of LinnCo, LLC
31.2*	—	Section 302 Certification of Kolja Rockov, Executive Vice President and Chief Financial Officer of LinnCo, LLC
32.1*	—	Section 906 Certification of Mark E. Ellis, Chairman, President and Chief Executive Officer of LinnCo, LLC
32.2*	—	Section 906 Certification of Kolja Rockov, Executive Vice President and Chief Financial Officer of LinnCo, LLC
99.1*	—	Linn Energy, LLC's Annual Report on Form 10-K for the year ended December 31, 2013
101.INS**	—	XBRL Instance Document
101.SCH**	—	XBRL Taxonomy Extension Schema Document
101.CAL**	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	—	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	—	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** Furnished herewith.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
LinnCo, LLC:

We consent to the incorporation by reference in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (No. 333-187484) of LinnCo, LLC of our reports dated March 3, 2014, with respect to the balance sheets of LinnCo, LLC as of December 31, 2013 and 2012, and the related statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2013 and for the period from April 30, 2012 (inception) to December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of LinnCo, LLC.

/s/ KPMG LLP
Houston, Texas
March 3, 2014

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Linn Energy, LLC:

We consent to the incorporation by reference in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (No. 333-187484) of LinnCo, LLC of our reports dated February 27, 2014, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2013 and 2012, and the related consolidated statements of operations, unitholders' capital, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports are incorporated by reference in the December 31, 2013 annual report on Form 10-K of LinnCo, LLC, dated March 3, 2014.

/s/ KPMG LLP
Houston, Texas
March 3, 2014

Exhibit 23.3

CONSENT OF DEGOLYER AND MACNAUGHTON

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton as independent petroleum engineers, and to the inclusion or incorporation by reference of information taken from our "Appraisal Report as of December 31, 2013 on Certain Properties owned by Linn Energy, LLC", "Appraisal Report as of December 31, 2012 on Certain Properties owned by Linn Energy, LLC" and "Appraisal Report as of December 31, 2011 on Certain Properties owned by Linn Energy, LLC" in the sections "Business," "Risk Factors," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supplemental Oil and Natural Gas Data (Unaudited)" incorporated by reference to the Linn Energy, LLC Annual Report on Form 10-K for the year ended December 31, 2013, and in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (333-187484) of LinnCo, LLC. We further consent to the inclusion of our third party Letter Report dated February 6, 2014, incorporated by reference to the Linn Energy, LLC Annual Report on Form 10-K for the year ended December 31, 2013 included as Exhibit 99.1 in the LinnCo, LLC Annual Report on Form 10-K for the year ended December 31, 2013.

Very truly yours,

/s/ DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716
Dallas, Texas
March 3, 2014

Exhibit 23.4

CONSENT OF DEGOLYER AND MACNAUGHTON

Ladies and Gentlemen:

We hereby consent to (i) the inclusion of our third party letter report dated February 4, 2014 (the "Letter Report"), containing our opinion on the proved reserves attributable to certain properties that Linn Energy, LLC has represented that it owns associated with the acquisition of Berry Petroleum Company, as of December 31, 2013, (ii) the use of and reference to our third party letter report dated February 15, 2013, containing our opinion on the proved reserves attributable to certain properties owned by Berry Petroleum Company, as of December 31, 2012, and (iii) the use of and reference to our third party letter report dated February 15, 2012, containing our opinion on the proved reserves attributable to certain properties owned by Berry Petroleum Company, as of December 31, 2011, in the sections "Business," "Risk Factors," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supplemental Oil and Natural Gas Data (Unaudited)" incorporated by reference to the Linn Energy, LLC Annual Report on Form 10-K for the year ended December 31, 2013, and in the registration statements on Form S-1 (No. 333-182305) and Form S-4 (333-187484) of LinnCo, LLC. We further consent to the inclusion of our Letter Report, incorporated by reference to the Linn Energy, LLC Annual Report on Form 10-K for the year ended December 31, 2013 included as Exhibit 99.1 in the LinnCo, LLC Annual Report on Form 10-K for the year ended December 31, 2013.

Very truly yours,

/s/ DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716
Dallas, Texas
March 3, 2014

Exhibit 31.1

I, Mark E. Ellis, certify that:

1. I have reviewed this Annual Report on Form 10-K of LinnCo, LLC (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2014

/s/ Mark E. Ellis

Mark E. Ellis
Chairman, President and Chief Executive Officer

Exhibit 31.2

I, Kolja Rockov, certify that:

1. I have reviewed this Annual Report on Form 10-K of LinnCo, LLC (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2014

/s/ Kolja Rockov

Kolja Rockov
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of LinnCo, LLC (the "Company") on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark E. Ellis, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 3, 2014

/s/ Mark E. Ellis
Mark E. Ellis
Chairman, President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of LinnCo, LLC (the "Company") on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kolja Rockov, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 3, 2014

/s/ Kolja Rockov
Kolja Rockov
Executive Vice President and Chief Financial Officer